Exhibit 1

Information in this document marked with “^^” has been omitted and filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment.

MASTER MANUFACTURING AGREEMENT

This MASTER MANUFACTURING AGREEMENT (this “Agreement”), is dated as of August 17, 2010, by and between by and between Nilimedix Ltd. and Medx-Set Ltd. a company incorporated under the laws of the State of Israel, having its principal place of business at Tirat Carmel (together the “Company”), and UPG (Suzhou) EPZ Co., LTD, a company organized under the laws of [China], having its principal place of business at 288 Shengpu Road, Suzhou Industrial Park, Jiangsu, China 215126 (the “Manufacturer”).

WITNESSETH:

WHEREAS, the Company, has developed amongst other things (i) durable components for an ADI insulin pump, (ii) consumable components for an ADI insulin pump (the “Consumables”), (iii) a generic infusion set (the “Set”), and (iv) a Patch Pump (the “Pump”), including durable and consumable components for the Pump (together the “Products”); and

WHEREAS, in the case of each of the Products, the Company has developed and is the licensee or owner of know-how relating, inter alia, to the Products, which is and shall at all times remain the property of the Company; and

WHEREAS, the Company wishes to scale up manufacturing process of the Product; and

WHEREAS, the Manufacturer has the requisite experience of, and production facilities for, (i)  making suggestions for the design for  manufacturing   of medical devices similar to the Products, (ii) high volume manufacturing and packaging of medical devices similar to the Products, and (iii) obtaining certification of sterilization of medical devices similar to the Products;

NOW, THEREFORE, in consideration of the rights and obligations set forth in this Agreement, the parties agree as follows:

1.       Manufacture

1.1           Subject to the terms of this Agreement, (i) the Manufacturer shall make suggestions for the design for  manufacturing , manufacture, package, and sterilize the Products exclusively for the Company in accordance with the specifications and quality requirements, as set out in Exhibit 1.1 attached hereto (the “Specifications”), and subject to all applicable regulatory requirements, strictly for the sole purpose of supplying the Products to the Company or to a third party solely at the Company’s direction and instructions, all in accordance with the terms and conditions of this Agreement, and (ii) the Company shall purchase the Products on a non-exclusive basis from the Manufacturer. Nothing in this Agreement shall limit the Company’s ability to manufacture the Products, either directly or indirectly, or to purchase the Products from any other third party, who may manufacture the Products on behalf of the Company.

1.2           Without limitation, the Manufacturer shall also be responsible for appointing sub-contractors (subject to Section 2 below), purchasing and inspecting and testing of  off-the-shelf  components, assembling the Products, in-line testing of all components and the Products and storing the finished goods prior to delivery (subject to Section 4 below).

2.       License

2.1           Subject to the provisions of this Agreement, the Company hereby grants to the Manufacturer a non-exclusive, transferable license, to manufacture the Products for the sole purpose of supplying the Products to the Company or to a third party at the Company’s direction, all in accordance with the terms and conditions contained this Agreement.

2.2           The Manufacturer may sub-contract one or more parts of the design and/or manufacturing processes to one or more third parties (each being a “Sub-Contractor” and together the “Sub-Contractors”). The appointment of any Sub-Contractor(s) shall be subject to the prior written approval of the Company, such approval not to be unreasonably withheld, and is further subject to such Sub-Contractor(s) entering into a written agreement with the Manufacturer, pursuant to which the Sub-Contractor(s) agree to be bound by the terms and conditions set forth in this Agreement, including any Exhibits and/or Schedules attached hereto.

2.3           Section 2.2 shall not apply to the sourcing and purchasing of industry-standard, off-the-shelf components by the Manufacturer, provided that the Manufacturer shall (a) bear sole responsibility for such components, including auditing of any suppliers of such components, and (b) shall be responsible for the integration of such components into the final Products, which the Manufacturer shall not sub-contract to any third party.

2.4           The Manufacturer and/or any Sub-Contractor(s) shall not, directly or indirectly, manufacture, sell, promote, market or distribute the Products for or to any third party other than as expressly directed by the Company, nor shall the Manufacturer and/or any Sub-Contractor(s) use the Products in any manner other than as provided for in this Agreement.

3.       Purchase and Procedure

3.1           the Company will provide Manufacturer from time to time during the Term (as such term is defined in Section 14.1 below) with purchase orders (the “Purchase Order(s)”) for each Product that the Company chooses to order, substantially in the form attached hereto on Exhibit 3.1.

3.2           Each Purchase Order shall specify the Purchase Order number, the quantity of Products to be provided in the relevant period, the place of delivery, the intended recipient of the Products, which may be the Company or a third party at the Company’s direction, the requested delivery schedules and the Purchase Price (as such term is defined in Section 5.1) of each Product ordered. The Manufacturer shall accept any Purchase Order by sending authorization thereof by e mail and facsimile to the Company within two (2) business days of receipt of such Purchase Order.  The Purchase Order number shall be noted on all correspondence between the parties regarding such order.

2.

3.3           The Company may, without charge, cancel any Purchase Order or reschedule the delivery of Products ordered under any Purchase Order, or any portions thereof, for any reason by notifying Manufacturer in writing.  With respect to cancellation only, should such cancellation occur after the Manufacturer has begun to assemble any Product ordered under that Purchase Order, the Company shall only be liable to the Manufacturer for the Purchase Price of such assembled Products.  Such cancellation or rescheduling shall be effective upon Manufacturer’s receipt of the written cancellation or rescheduling notice from the Company, substantially in the form attached hereto on Exhibit 3.3.

3.4           The following original documents regarding each Purchase Order shall be supplied to the Company by Manufacturer within 15 days from the shipment date thereof.  A copy of all such documents shall also be sent to the Company via facsimile and e-mail. These documents must be solely in the name of the Company, unless requested otherwise by the Company:

3.4.1
Commercial Invoices (including pro forma invoices indicating value).  The invoices shall make reference to this Agreement, the Products ordered, including serial numbers, quantities, delivery note number, shipping dates, Manufacturer’s company registration number and the Company’s Purchase Order number;

3.4.2	Certificates of Analysis

3.4.3	Certificates of Origin if necessary;

3.4.4	Bills of Lading;

3.4.5	Packing Lists; and

3.4.6
All other information and documents necessary to release the Products from the designated port in an expeditious manner, including without limitation, Certificates of Conformity, which shall be sent by the Manufacturer to the Company’s third-party customers.

3.5           Within fifteen (15) days prior to the beginning of each calendar quarter, the Company will prepare and deliver to Manufacturer a forecast setting forth the Company’s estimated number of Product units to be ordered during such calendar quarter (the “Quarterly Estimate”); provided, however, that such Quarterly Estimate shall not be binding on the Company in any way.   Within 10 days Manufacturer shall submit to the Company, for the Company’s prior approval, a report setting forth the amount of raw materials Manufacturer intends to purchase during such calendar quarter based on the Quarterly Estimate.  The Company and Manufacturer will determine every other quarter whether the Company has met its quarterly forecasts for the previous two quarters and in the event the Company has not meet its quarterly forecasts for the previous two quarters, the Company shall purchase from Manufacturer any unused raw materials purchased by Manufacturer in connection with such forecasts.

3.

4.       Packaging, Delivery and Risk of Loss

4.1           All Products shall be packaged by Manufacturer in accordance with product packaging and labeling specifications set forth in writing in each Purchase Order.  The Manufacturer shall use the Company’s preferred method of shipment as instructed by the Company in writing in each Purchase Order and for the avoidance of doubt, unless agreed in writing to the contrary, delivery shall be FOB Shanghai.

4.2           Each delivery shall be marked with the Purchase Order number.

4.3           Manufacturer shall use its best efforts to ensure that the Products ordered in a Purchase Order are delivered with the utmost expediency before their requested delivery schedule in those circumstances when the Company notifies Manufacturer that the delivery is of an urgent nature.

4.4           Manufacturer agrees and understands that time is of the essence in the delivery of the Products and that any delays could cause harm to the Company.

4.5           Within thirty (30) days of the delivery of the Products, the Manufacturer shall provide the Company with copies of Certificates of Analysis, verification of sterilization and a  Certificates of Conformity. The Company shall review the documentation, subject to which the Company will approve the Products for shipment. The Manufacturer will send the original Certificates of Conformity to the Company’s third-party customers with the Products.

5.       Inspection

5.1           Upon the provision of reasonable notice, and at the sole discretion of the Manufacturer which shall not be unreasonably withheld, allow representatives of the Company to visit the Manufacturer and/or the Sub-Contractor’s facilities at reasonable times and with reasonable frequency during normal business hours to observe the manufacture of the Products and the Manufacturer’s performance of its obligations under this Agreement.  The Manufacturer will assist the Company in scheduling and carrying out such visits.  During these visits the Company’s representatives may examine and audit documents, facilities, equipment, records and any other resources and materials relevant to the Manufacturer’s performance of its obligations hereunder.  The Company shall bear the cost of such visit unless there is a material inadequacy in the Manufacturer’s record keeping or the results of such visit establish that the Manufacturer has failed to materially comply with the standards set forth in this Agreement, in which case the Manufacturer shall bear the expenses of the visit.

5.2           If any inspection reveals that any Product does not comply with the relevant Specifications, the Company may reject said Products.  If, subsequent to such an inspection, the Company determines that the Product complies with the Specifications, the Company shall accept the order by sending authorization thereof by facsimile to Manufacturer.

4.

5.3           If it is the decision of the MRB (as defined below) that any Products need to be re-worked, the costs of such works will be borne by the Manufacturer.

6.       Materials Review Board & Operating Committee

6.1           The Company and the Manufacturer will establish

6.1.1	a Materials Review Board (the “MRB”); and

6.1.2	an Operating Committee (the “OC”), which shall concern itself with business issues relating to and/or arising out of this Agreement;

(together the Committees).

6.2           Each of the Company and the Manufacturer shall appoint two employees with relevant knowledge, expertise and decision-making authority to each of the Committees. The Committees may comprise of the same employees. Each of the parties shall have the right to replace its MRB and/or OC members at any time with employees or officers with comparable knowledge, expertise and decision-making authority.

6.3           The MRB shall be responsible for and have the authority to do the following:

6.3.1	oversee the design and production of the Products under this Agreement;

6.3.2	discuss raw material and product conformities

6.3.3	discuss processes for reworking Products as well as accepting and rejecting Products; and

6.3.4
make technical decisions regarding the Products; provided that such technical decisions shall not have the affect of amending, revising or modifying the terms of this Agreement or the Product specifications.

6.4           The OC shall be responsible for and have the authority to do the following:

6.4.1	monitor the implementation of this Agreement on a regular basis;

6.4.2
receive such data and information from manufacturers of the Production Lines and the equipment and components thereof necessary for the Company to be satisfied that the warranty and other Business Terms in the agreements with such manufacturers are reasonable; and

6.4.3	oversee compliance with the terms of this Agreement;

6.4.4
make commercial decisions regarding the Products; provided that such commercial decisions shall not have the affect of amending, revising or modifying the terms of this Agreement or the Product specifications;

5.

6.5           The Committees shall not have the right to amend this Agreement in any way but either or both may recommend solutions to be agreed between the Company and the Manufacturer which may have the effect of modifying this Agreement  Nothing in this Section 6 shall be deemed to relieve the Manufacturer or the Company of their respective obligations to perform and complete all of its obligations under this Agreement without delay, within any agreed revised timescale, nor shall the foregoing limit the Company’s or Manufacturer’s rights if there is such a delay.

6.6           Meetings of the Committees shall be held every month or as mutually agreed.  Meetings of the Committees may be conducted on either a face-to-face basis (provided that ten (10) days prior written notice of such face-to-face meeting is provided to each party and its respective committee members) or via video or telephone conference call, whichever is mutually agreed to by the parties.  Special meetings may be called by any member of either the MRB or the OC, upon at least (i) ten (10) business days prior notice for a face-to-face meeting or (ii) seventy-two (72) hours prior notice for a telephonic or videoconference meeting.  The Committees may also act without a meeting upon the unanimous written consent of all of their respective members.

6.7           All decisions made by the Committees must be made by unanimous decision of all of their respective members.  In the event of a deadlock of the either the MRB or the OC, either party may require, in writing, that the matter be resolved by binding technical arbitration as set forth in this Section 6.7.  In the event that one of the parties requests to submit a matter to technical arbitration, each party shall designate, within fifteen (15) days of written notice for arbitration, a consultant from the relevant industry.  The two (2) consultants so designated shall together choose a third consultant from the relevant industry. A majority of the three (3) consultants so selected shall make a binding determination to as the deadlock issue or issues within thirty (30) days from the date of when the third consultant was selected.  The costs directly related to such arbitration shall be equally borne by the parties.

7.       Payment Terms

7.1           The price per Product shall be as set forth in Exhibit 7.1 (“Purchase Price”).

7.2           The Company shall not issue any Purchase Order, for any amount less than an aggregate of ^^ Units the (“Minimum Order Quantity”).

“Unit” means the component or components of a Product.

7.3           Each Consumable equals two (2) Units, and each Set equals one (1) Unit.

7.4           From start of the first calendar month after the Manufacturer notifies the Company in writing that it is production-ready (the “Go Date”), the Company shall purchase an aggregate of ^^ Units  per month for thirty-six (36) months, totaling ^^ Units (the “Year 3 Target”).

_____________________________
^^ Confidential Treatment Requested

6.

7.5           Subject to the Company’s acceptance of the Products pursuant to Section 4.5 above, payment for the Products shall be made on a per Purchase Order basis ^^ days from the date of invoice, so long as all of the documents required in the above Section 4.5 above have been received by the Company and/or the Company’s customer(s) prior to the payment due date.

7.6           If at any time, before or after the third anniversary of the Go Date, (i) the Manufacturer terminates the Agreement for any reason whatsoever, or (ii) the Company achieves the Year 3 Target, ^^.

7.7           In the event that (i) the Company terminates the Agreement before the third anniversary of the Effective Date for any reason other than pursuant to Sections 15.2 and 15.3 of the Agreement, or (ii) on the third anniversary of the Go Date, it is agreed between the Parties that the Company has not achieved the Year 3 Target, ^^.

7.8           With the exception of any applicable withholding tax or income or sales tax applicable to the sale by Manufacturer of the Products, the amount of any present or future federal, state, local or other taxes applicable to the sale of Products shall be added to the price and paid by the Company unless the Company provides Manufacturer with a valid exemption certificate acceptable to Manufacturer and the appropriate taxing authorities.

8.       Warranty, Epidemic Failure

8.1           The products were designed and developed by the company and the Manufacturer warrants to the Company that, during and for a period of time commencing upon the date of delivery of a Product to the Company and ending upon the expiration date of the Product, which expiration date is determined for each Product in accordance with the Specifications (herein the “Warranty Period”), such Product will  conform in all material respects to the Specifications applicable to such Product at the time of its manufacture, subject to normal use, storage and service.  The Manufacturer warrants that it shall, at its sole expense, correct any defects, malfunctions or non-conformances resulting from a breach of such warranty by repairing or replacing the relevant Products during the Warranty Period.   The Manufacturer will promptly repair or replace defective Products and return such repaired or replaced Products to the Company, but in not event later than thirty (30) days after their receipt of such defective Products.  The warranty set forth in this Section 8.1 shall remain in force even after the Product has been sold or distributed to third parties. The warranty by the manufacturer does not include any products that are defective due to the design of the products.

_____________________________
^^ Confidential Treatment Requested

7.

8.2           In the event of a suspected Epidemic Failure, the Company shall notify Manufacturer and provide the following information, if known and as may then exist: a description of the defect, and the suspected lot numbers, serial numbers, if applicable, or other identifiers, and delivery dates of the defective Products.  The Company shall also deliver or make available to Manufacturer, samples of the defective Products for testing and analysis.

“Epidemic Failures” means the identical, reproducible Product failures due to the same or substantially similar cause, which occur in the same series of Products and impair the use of the Products, and are a result of a breach of Manufacturer’s warranty under Section 8.1 within twelve (12) months after the date of delivery of the Products, and are equal to or in excess of ten percent (10%) of the total number of Products which are delivered to the Company during any ninety (90)-day period (the “Epidemic Failure Rate”).

8.3           Within five (5) business days of receipt of notice from the Company, the Manufacturer shall provide its preliminary findings regarding the cause of the failures.  Thereafter, the Manufacturer shall promptly provide the results of its root cause corrective analysis, its proposed plan for the identification of and the repair or replacement of the affected Products, and such other appropriate or desirable information, in accordance with the agreed corrective action preventive action procedure, as set forth on Exhibit 8.3 attached hereto.  The parties shall also cooperate and work together to expeditiously devise and implement a corrective action program which identifies the defective units for repair or replacement, and which minimizes disruption to the end users and the Company’s direct and indirect distribution channels.

8.4           In the event of an Epidemic Failure, the Manufacturer shall be responsible for (a) repair and/or replacement of the defective Products or at the Manufacturer’s option, a credit or payment to the Company in an amount equal to the cost to the Company for qualified, non-defective replacement Products reasonably acceptable to the Company; (b) reasonable labor costs (and associated lodging and travel costs) to repair and/or replace the defective Products; and (c) reasonable freight and transportation costs incurred in connection with the repair and/or replacement of the defective Products.  Within thirty (30) days after receipt of the defective Products, the Manufacturer will repair or replace such defective Products and return the repaired or replaced Products to the Company, or to the Company’s customer at the Company’s order.  The warranty set forth in this Section 8.4 shall remain in force even after the Product has been sold or distributed to third parties

8.5           The Manufacturer shall not be obligated under any of the above warranty provisions if any such warranty service is necessitated in whole or in part by normal wear and tear, catastrophe, accident, fault or negligence of the Company or any third party, improper use, defective design of the product, alteration or modification, service or repair performed other than pursuant to this Agreement (other than installation, service or repair performed by the Manufacturer pursuant to this Agreement), or any other cause other than ordinary use or use for which the Product is intended.

8.

8.6           THE WARRANTIES CONTAINED IN THIS SECTIONS 8 AND 10 OF THIS AGREEMENT ARE EXCLUSIVE AND ARE IN LIEU OF ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHER WARRANTY, WHETHER EXPRESS OR IMPLIED.  NO WAIVER, ALTERATION, LINCENSEE ADDITIONS OR MODIFICATIONS OF THE FOREGOING CONDITIONS SHALL BE VALID UNLESS MADE IN WRITING AND MANUALLY SIGNED BY AN OFFICER OF THE MANUFACTURER AND THE COMPANY.

9.       Manufacturer’s Obligations

9.1           Manufacturer shall, at its expense, unless expressly provided otherwise below:

9.1.1	supply, at the Company’s reasonable request, Product manufacturing and quality data and reports;

9.1.2	maintain all necessary process design technology, labor, material, tooling, facilities and other resources for the timely and satisfactory completion and delivery of the Product under this Agreement;

9.1.3	commit and use sufficient and qualified personnel to support the requirements of this Agreement;

9.1.4	take out and maintain any and all appropriate insurance policies in connection with the fulfillment of its obligations under this Agreement, and provide a certified copy of the same to the Company;

9.1.5
obtain and maintain all governmental and other permits, licenses and approvals that are necessary for the performance of Manufacturer’s undertakings hereunder, including, but not limited to, ISO certification for Manufacturer’s processes to be performed under this Agreement (of at least ISO 9001 and ISO 13485);

9.1.6	maintain, a business continuity plan for the Products satisfactory to the Company to protect production of the Products and the Company’s business from disruption;

9.1.7	store the manufactured Products in warehouses or storage facilities suitable for the Products and approved by the Company which approval shall not be unreasonably withheld; and

9.1.8	keep quality and process records relating to the design and/or manufacturing of the Products for seven (7) years from the relevant date.

9.2           The Manufacturer warrants that, to the extent not provided for under the applicable local laws, regulations or guidelines in any relevant jurisdiction, it shall not, directly or indirectly through any of its Sub-Contractors, in connection with this Agreement, engage in labor practices that could be considered to be improper by international standards of human rights, including, without limitation, engaging in slave labor or labor involving the use of children under the minimum age of lawful employment in the relevant jurisdiction.

9.

10.     The Company’s Obligations

10.1           The Company shall provide the Manufacturer with (i) engineering data that is reasonably requested by the Manufacturer for maintenance of bill of materials, including replacements, drawings, quality requirements, technical specifications, standard operation and test procedures; and approved vendors list; and (ii) the additional information that the Manufacturer shall reasonably request in order to manufacture the Products and otherwise comply with the Manufacturer’s obligations to the Company under this Agreement.

10.2           The Company shall provide all engineering data and any additional information in English. The Manufacturer shall be solely responsible for the cost and accuracy of any translation of any material provided by the Company from English to any other language. In the event of any discrepancy between the English-language material and any translation of the same, the English-language material provided to the Manufacturer by the Company shall prevail.

11.     Engineering Changes

11.1           The Manufacturer shall not make any engineering changes to the Products to be supplied to the Company hereunder without first obtaining the prior written consent of the Company to such engineering changes.  Additionally, the Company may submit engineering changes for incorporation into any Product.  The Manufacturer will review the engineering change and report to the Company within four (4) business days of receipt of such engineering changes any implications of the proposed changes. The report shall include all possible implications on material, delivery schedule, manufacturing process, quality and product cost. Such changes will be reflected in revised Purchase Orders.

12.     Intellectual Property Rights of the Company

12.1           All Intellectual Property Rights (as defined in this Section 12) in or related to the Products, and all modifications and revisions thereto made by, for or on behalf of the Company (collectively the “the Company Intellectual Property Rights”) are the exclusive property of the Company. All other intellectual property rights held by either the Company or the Manufacturer as of the date hereof shall remain the exclusive property of that party.

“Intellectual Property Rights” means all rights under the laws of any jurisdiction in the world with respect to proprietary marks, service marks, trademarks, patent rights, copyrights, and any and all other intellectual property rights in inventions, improvements, designs, ideas, concepts, innovations, drawings, schematics, original works of authorship, formulae, concepts, techniques, know how, methods, systems, processes, compositions of matter, computer software programs, databases and mask works, whether or not patentable, copyrightable or protectable as trade secrets and irrespective of whether registered as a patent or copyright, or not, or constituting a commercial, professional or trade secret and all goodwill related thereto which embody, pertain or are related to the Products.

10.

12.2           The Manufacturer shall not, directly or indirectly, do, or cause to be done, any acts contesting or in any way impairing any portion of the Company’s Intellectual Property Rights.  Except as contemplated by this Agreement, neither the Manufacturer nor any Sub-Contractor, directly or indirectly, shall copy, adapt, analyze, x-ray, reverse engineer, decompile, disassemble, or modify the Products, in whole or in part.  In addition, neither the Manufacturer nor any Sub-Contractor, directly or indirectly, shall file or otherwise register any of the Company’s Intellectual Property Rights in its own name or in the name of any other entity.

12.3           The Manufacturer shall promptly inform the Company of any infringement or potential infringement of any of the Company’s Intellectual Property Rights that comes to its attention.  The Manufacturer further undertakes to assist the Company in taking steps the Company may deem appropriate to protect the Company’s Intellectual Property Rights.  Nothing herein, however, shall be construed as obligating the Company to commence or continue any legal or other proceeding or take any steps to protect the Company’s Intellectual Property Rights.

12.4           The Company retains all rights, title and interest in and to any the Company Intellectual Property Rights.  Except for the limited license rights provided to the Manufacturer herein, the Company does not grant to the Manufacturer any rights in or to any of the Company’s intellectual property.  All such rights in and to any such intellectual property are expressly reserved by the Company.

13.     Confidential Information

13.1           During the Term of this Agreement, either party (the “Receiving Party”) may have access to, learn of, or participate in the development of confidential information (“Confidential Information”) of the other party (the “Disclosing Party”) or confidential information entrusted to the Disclosing Party by other persons, corporations or firms.  “Confidential Information” includes matters not generally known outside of the Disclosing Party, such as know-how, trade secrets, experimentation, intellectual property, research and developments relating to existing and future products and services developed, marketed or used by the Disclosing Party (whether or not such products or services are actually realized or pursued by the Disclosing Party), and also any information which gives the Disclosing Party competitive advantages including, without limitation, data relating to the general business operations of the Disclosing Party (e.g., sales, costs, profits, organizations, customer lists, pricing methods, etc.).  The Receiving Party agrees to hold such information as strictly confidential and not to disclose any such Confidential Information to any person, corporation or firm.  The Receiving Party further agrees not to make any direct or indirect use of such Confidential Information except as shall be required for the performance of its duties hereunder, whether or not such information is produced by the Receiving Party’s own efforts.  These restrictions shall apply to all such information whether written, oral, magnetic, optical or in some other form.  The parties understand and agree that their confidentiality obligations under this Section 13 shall continue both during the Term hereof and for a term of five (5) years after the termination of this Agreement.  It is understood and agreed that specific information which the Receiving Party may receive, observe, perceive, create, develop or learn while performing its obligations under this Agreement shall not be deemed to be generally available to the public merely because such specific information is embraced by more general information which is generally available to the public.  The Receiving Party of Confidential Information shall be under no obligation with respect to information (a) which is, at the time of disclosure, available to the general public; or (b) which becomes at a later date available to the general public through no fault of the Receiving Party and then only after said later date; (c) which the Receiving Party can demonstrate was independently developed; or (e) which is disclosed to the Receiving Party without restriction on disclosure by a third party who has the lawful right to disclose such information.

11.

13.2           The Manufacturer acknowledges that the Company is a subsidiary of D-Medical Industries Ltd., a publicly traded company.  The Manufacturer hereby consents to the disclosure of this Agreement and any information related to the Agreement and/or the relationship between the Company and the Manufacturer, to the extent that such disclosure is required pursuant to the provisions of any applicable securities laws and regulations and/or any other law and/or the requirements of any regulatory authority.

14.      RESERVED

15.      Term; Termination

15.1           This Agreement shall commence on the date hereof and shall continue for three (3) years (the “Initial Term”), unless earlier terminated pursuant to this Section 15;   The Manufacturer shall have the option to renew this Agreement (the “Renewal Option”) for an additional two (2) years period after expiration of the Initial Term (a “Renewal Term”) by delivering a written notice of renewal to the Company at least ninety (90) days prior to the expiration date of the Initial Term or relevant Renewal Term (the Initial Term and the Renewal Term are hereinafter collectively referred to as the “Term”).

15.2           If a party fails to meet one or more of any material terms and conditions hereof (a “default”), and the defaulting party fails to cure such default or submit an acceptable written plan to resolve such default within sixty (60) days following notice of default, the non-defaulting party shall have the right to terminate this Agreement by furnishing the defaulting party with thirty (30) days written notice of termination.

15.3           A party shall have a right to terminate this Agreement immediately should the other party become insolvent; enter into or file on its own a petition, arraignment or proceeding seeking an order for relief under the bankruptcy laws of its respective jurisdiction; have filed against it an involuntary petition, arraignment or proceeding seeking an order for relief under the bankruptcy laws of its respective jurisdiction, which is not dismissed within sixty (60) days after filing; enter into a receivership of any of its assets; enter into a dissolution or liquidation of its assets or an assignment for the benefit of its creditors; or engage in a sale of all or substantially all of its assets as would cause such party to be unable to fulfill its obligations under this Agreement.

15.4           The Company shall have the right to terminate this Agreement with immediate effect in the event of a Force Majeure event (as that term is defined in Section 18.1 below) that continues in effect for a period of ninety (90) days and affects the ability of the Company to obtain Products from Manufacturer.

12.

15.5           The provisions of Sections 8 (Warranty, Epidemic Failure), 11 (Intellectual Property Rights), 13 (Confidential Information), 14 (Non-Competition), 15 (Term; Termination), 16 (Effect of Termination), 17 (Indemnification), and 18 (General) shall survive the expiration or earlier termination of this Agreement.

16.       Effect of Termination

16.1           In the event of termination the Manufacturer will promptly return to the Company all Confidential Information of the Company and the Company will promptly return to the Manufacturer all Confidential Information of the Manufacturer.  For the avoidance of doubt, the Company shall not be required to return to the Manufacturer any Confidential Information related to the Company’s intellectual property, the Products.

16.2           In the event of termination by the Company due to a default by the Manufacturer, or a court declaration of bankruptcy or insolvency of the Manufacturer:

16.2.1	The Company shall be entitled to find a replacement manufacturer for the Products.

16.2.2
The Manufacturer shall have relevant representatives meet with representatives of such replacement, share know-how directly related to the Products, and provide reasonable technical assistance and support to such manufacturer for the manufacturing of the Products.

16.2.3
The Manufacturer shall immediately transfer to the Company all material, work in process, and finished goods then in its inventory at a price to be agreed upon by the parties, but if no agreement is reached, at the cost of such item to Manufacturer.

16.2.4	Should the Company, in its sole discretion, so demand, the Manufacturer shall complete any outstanding Purchase Orders for the manufacture and supply of Products.

16.3           Except as specifically provided in Sections 7.7 and 7.8 above, as applicable, neither party shall be obligated to compensate the other party for any loss, cost or expense incurred by the latter by virtue of any investments in buildings, machinery, transport equipment or other property which may be undertaken by the other party in connection with this Agreement.  Each party agrees that all such investments shall be for its own account and at its own risk.

13.

17       Indemnification

17.1           The Manufacturer shall defend, indemnify and hold harmless the Company and its affiliates, and each of their respective officers, directors, employees, and assigns and successors permitted hereunder, from and against any direct loss, damage, expense, cost (including, but not limited to, reasonable attorneys’ fees and costs incurred in the enforcement of this indemnity) or liability solely to the extent that it is based upon a claim that (a) the Manufacturer’s manufacturing process, process technology or methodology, and/or any component that is purchased by the Manufacturer and included in the Products: (1) infringes or misappropriates any patent, copyright, trade secret or other intellectual property right of a third party provided that such claims do not arise from a claim that the Products infringe the intellectual property rights of a third party, or (2) has caused personal injury (including death) or damage to property provided that such claims do not arise from (i) a Product design defect or other problem with the Products not caused by the Manufacturer or any breach by the Company of its warranty obligations under this Agreement, or (b)  the Manufacturer has failed to comply with its obligations to use commercially reasonable efforts to obtain all necessary governmental approvals, licenses, permits and consents as set forth in Sections 9; provided that  the Company (i) gives the Manufacturer  prompt written notice of any such claim made to the Company in writing, (ii) cooperates with the Manufacturer, at the Manufacturer’s expense, in the defense of such claim, and (iii) gives the Manufacturer the right to control the defense and settlement of any such claim to the extent covered by the indemnification provided herein. The Manufacturer will: (x) defend or settle, at its own expense, any such claim; (y) keep the Company advised of the status of any such claim and of its defense and/or negotiation efforts; and (z) afford the Company reasonable opportunity to review and comment on significant actions planned to be taken by the Manufacturer on behalf of the Company. The Manufacturer shall not enter into any settlement that adversely affects the Company’s rights or interests, without the Company’s prior written approval.  Further, the Manufacturer shall pass through to the Company all indemnification coverage provided by the applicable component vendor. the Company shall have no authority to settle any claim on behalf of the Manufacturer.

17.2           Should the manufacture, use, distribution or sale of a Product, or any part thereof, or the Manufacturer’s manufacturing process, process technology or methodology be enjoined or become the subject of a claim of infringement for which indemnity is provided under Section 15.1, the Manufacturer shall at its option, and at no expense to the Company (a) by license or other release, procure for the Company the right to continue to use and distribute the same, or (b) replace or modify the same to make it non-infringing, in a manner acceptable to the Company, without materially changing the form, fit, and function of any Product.

17.3           The Company shall defend, indemnify and hold harmless Manufacturer and affiliates, and each of their respective officers, directors, employees, and assigns and successors permitted hereunder, from and against any direct loss, damage, expense, cost (including, but not limited to, reasonable attorneys’ fees and costs incurred in the enforcement of this indemnity) or liability solely to the extent that it is based upon a claim that the Products (a) infringe or misappropriate any patent, copyright, trade secret or other intellectual property right of a third party, other than claims relating to the Manufacturer’s manufacturing process, process technology or methodology, and/or any component that is purchased by the Manufacturer and included in the Products, or (b) have caused personal injury (including death) or damage to property;  provided that such claims do not result from a breach of the Manufacturer’s warranty obligations pursuant to this Agreement and the Manufacturer (i) provides the Company prompt written notice of any such claim made to the Manufacturer in writing, (ii) cooperates with the Company, at the Company’s expense, in the defense of such claim, and (iii) gives the Company the right to control the defense and settlement of any such claim to the extent covered by the indemnification provided herein. the Company will: (x) defend or settle, at its own expense, any such claim; (y) keep the Manufacturer advised of the status of any such claim and of its defense and/or negotiation efforts; and (z) afford the Manufacturer reasonable opportunity to review and comment on significant actions planned to be taken by the Company on behalf of the Manufacturer.  the Company shall not enter into any settlement that adversely affects the Manufacturer’s rights or interest, without the Manufacturer’s prior written approval, which approval will not be unreasonably withheld, delayed or conditioned.  The Manufacturer shall have no authority to settle any claim on behalf of the Company.

14.

17.4           Should the manufacture of a Product, or any part thereof, or the Manufacturer’s manufacturing process, process technology or methodology be enjoined or become the subject of a claim of infringement for which indemnity is provided under Section 15.3, the Company shall at its option, and at no expense to the Manufacturer (a) by license or other release, procure for the Manufacturer the right to continue to manufacture the Product, or (b) replace or modify that Product to make it non-infringing, in a manner acceptable to the Manufacturer, without materially changing the form, fit, and function of the Product.  In the event that the Company is unable to comply with (a) or (b) above, the Company shall reimburse to the Manufacturer the License Fee paid by the Manufacturer to the Company.

18.       General

18.1           Force Majeure: Neither of the parties shall be liable for any failure or delay in its performance under this Agreement (except for payment of money) due to acts of God, acts of civil or military authority, fires, floods, earthquakes, riots, wars, sabotage, labor shortages or disputes, destruction of production facilities, material unavailability or any other cause beyond the reasonable control of the delayed party (“Force Majeure”) provided that the delayed party (i) gives the other party written notice of such cause; and (ii) uses its reasonable efforts to remedy such delay in its performance.  Each party will reasonably cooperate with the other party to mitigate harm caused as a result of a Force Majeure event in a manner that is reasonably acceptable to the party to whose cooperation is sought.

18.2           Severability: If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable, such provision shall be deemed null and void, and the remainder of the Agreement shall continue to be in full force and effect, while the parties shall negotiate in good faith to replace the provision with another enforceable one reflecting as closely as possible the parties initial intention.

18.3           Relationship of the Parties: The Manufacturer is an independent contractor performing “work for hire” and neither this Agreement nor the performance hereof shall be construed as creating between the Manufacturer and the Company the relationship of employer and employee, principal and agent, joint ventures, partners or any other similar relationship.  Each of the parties shall at all times during the term of this Agreement act as, and shall represent itself to be, an independent contractor.   Neither party shall have any right or authority to assume or create any obligations or to make any representations or warranties on behalf of the other party, whether express or implied, or to bind the other party in a respect whatsoever. Neither party shall be liable to any third party in any way for any engagement, obligation, contract, representation or transaction or for any act or omission to act of the other party, and each party shall indemnify the other and hold it harmless against and from any liabilities as aforesaid.

15.

18.4           Governing Law: This Agreement shall be governed by the laws of England and Wales.

18.5           Jurisdiction:  Any dispute, controversy or claim arising under, out of or relating to this Agreement and any subsequent amendment of this Agreement, including, without limitation, its formation, validity, binding effect, interpretation, performance, breach or termination, as well as non-contractual claims, shall be settled by friendly consultation, assisted by mediation with the assistance of the offices of the US-China Business Mediation Center (the “Center”) if one of the Parties chooses to do so. The assistance of the Center may be sought by any Party to this Agreement and the procedures of the Center shall govern the non-binding mediation. All information disclosed and discussed in the process of the mediation shall be strictly confidential and will not be used or disclosed to any third party or in any subsequent procedure. Unless the Parties otherwise mutually agree in writing, in the event that the dispute is not settled within forty-five (45) days of the commencement of the consultation, or within thirty (30) days of the Parties' first meeting with the facilitator from the Center (whichever comes later), then the dispute shall be submitted for final and binding arbitration in Singapore in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (“SIAC”) in force at such time, which rules are deemed to be incorporated by reference in this clause. The arbitration tribunal shall consist of one (1) arbitrator to be appointed by the Chairman of the SIAC. The language of the mediation and the arbitration, as applicable, shall be English and the location of the mediation and the arbitration, as applicable, shall be Hong Kong. Any competent court having jurisdiction over the matter may enter judgment on the award of the arbitrator.

18.6           Choice of Language: The original of this Agreement has been written in English. Each party waives any right it may have under the laws of either party’s country to have this Agreement written in the language of either party’s country. Further any notices given to either party as required by this Agreement shall be written in the English language.

18.7           Entire Agreement: No amendment of this Agreement will be valid unless made in writing signed by a duly authorized representative of both parties.  No provision of this Agreement will be deemed waived and breach or default excused unless the waiver or excuse is in writing and signed by the party issuing it. The terms and conditions contained in this Agreement supersede all prior oral or written understandings between the parties and shall constitute the entire agreement between them concerning the subject matter of this Agreement.

18.8           Assignment: This Agreement shall be binding upon and inure to the benefit of each party’s successors and assigns. Notwithstanding the foregoing, neither party shall assign, by operation of law or otherwise, any of its rights or obligations hereunder nor permit the same to be assigned by operation of law, except with the other party’s prior written consent which will not be unreasonably withheld provided, however, nothing contained herein shall restrict the ability of each party to assign by operation of law or otherwise, this Agreement or any of its rights or obligations hereunder, nor prohibit the same to be assigned by operation of law or otherwise, to a successor-in-interest to it or to an affiliate that agrees to be bound by all of the terms and conditions in this Agreement.

16.

18.9           Injunctive Relief.  In the event of a breach of any of the provisions in Sections 2.1, 10, 11, 12, each party hereby agrees that the harm suffered by the affected party would not be compensable by monetary damages alone and, accordingly, that the affected party shall, in addition to any other available legal or equitable remedies, be entitled to seek an injunction or other equitable relief against the other party in connection with any breach or violation of any such provisions.

18.10           Notices: Any notice or other communication required or which may be given hereunder shall be in writing and either delivered personally to an officer of the addressee or mailed, certified or registered mail, postage prepaid, or by facsimile transmission (with a confirming copy sent by registered mail) and shall be deemed given (i) when so delivered personally; (ii) if mailed, five (5) days after the time of mailing; (iii) if faxed, w. Notices may be sent through an email, but shall be deemed given only if the recipient approves the receipt of such email by a return email.

Addresses for notice are as follows:

If to the Company:	If to the Manufacturer:

Fax:______________	Fax:______________
Att: _____________	Att: _____________

With a Copy to: Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.	With a Copy to:
One Azrieli Center
Tel-Aviv, Israel
Fax: 972-3-607-4422
Att: Einat Meisel

18.11           Limitation of Liability: EXCEPT WITH RESPECT TO DAMAGES IN RESPECT OF BREACHES OF THE OBLIGATIONS SET FORTH IN SECTIONS 2, 12, 13,  14 OR 15 HEREIN, (A) NEITHER PARTY SHALL BE LIABLE TO THE OTHER UNDER ANY CONTRACT, STRICT LIABILITY, NEGLIGENCE OR OTHER THEORY FOR ANY PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES INCLUDING WITHOUT LIMITATION LOST PROFITS IN CONNECTION WITH THE SUBJECT MATTER OF THIS AGREEMENT OR ANY PURCHASE ORDER IRRESPECTIVE OF WHETHER SUCH PARTY HAD ADVANCE NOTICE OR KNOWLEDGE OF THE POSSIBILITY OF SUCH DAMAGES, AND (B) ANY DAMAGES PAID BY THE MANUFACTURER TO THE COMPANY SHALL BE LIMITED TO THE AGGREGATE AMOUNT RECEIVED BY THE MANUFACTURER FOR PURCHASE ORDERS SUBMITTED BY THE COMPANY PURSUANT TO THIS AGREEMENT.

17.

18.12           Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be an original and together which will constitute one and the same instrument.

18.13           Order of Precedence.  In the event of a contradiction between any of the provisions of this Agreement and the provisions of any of the Appendices and Exhibits attached hereto, the provisions of this Agreement shall prevail.

18.14             Publicity.  Nothing contained in this Agreement shall be construed as conferring any right to use in advertising, publicity, or other promotional activities any name, trade name, trademark, or other designation of either party to this Agreement (including any contraction, abbreviation, or simulation of any of the forgoing) and each party hereto agrees not to disclose to others the terms and conditions of this Agreement or the transactions contemplated by this Agreement, except as may be required by law or governmental regulation, without the express written consent of the other party.

[SIGNATURE PAGE FOLLOWS – REST OF THIS PAGE IS BLANK INTENTIONALLY]

18.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective duly authorized representatives as of the date first above written.

THE COMPANY	THE MANUFACTURER

Nilimedix Ltd.	UPG (Suzhou) EPZ Co., LTD

By: _________________________	By: _________________________

Name: _______________________	Name: _______________________

Title: _______________________	Title: _______________________

Medx-Set Ltd.

By: _________________________

Name: _______________________

Title: _______________________

19.

EXHIBIT 1.1

THE PRODUCTS

The scope of the work to be carried out by the Manufacturer in respect of each of the Products is as follows:

1.	ADI insuline pumps, consumable parts:
a.	DFM (design for manufacturing)
b.	^^
c.	^^
d.	^^

2.	Generic infusion sets.
a.	DFM
b.	^^
c.	^^
d.	^^

3.	* Patch Pump (durable and consumable parts).
a.	^^
b.	DFM (design for manufacturing)
c.	^^
d.	^^.
e.	^^:
i.	^^
ii.	^^
f.	^^
g.	^^:
i.	^^
ii.	^^
*	^^

_____________________________

^^ Confidential Treatment Requested

20.

EXHIBIT 3.1

PURCHASE ORDER

Nilimedix Ltd Address: Hasadna 3 street, Industrial Zone, Tirat Carmel 39032 Israel Tel.: 972-4-8550652, Fax: 972-4-8500297 Company Number: 513229708 Withheld Tax File: 910630953	URL: www.nilimedix.com

To:	Order Date: 07/19/10 Print Date: 07/19/10

Purchase Order POXXXXX

Total Price	0.00
Tax	0.00
TOTAL	ILS 0.00

21.

Nilimedix Ltd Address: Hasadna 3 street, Industrial Zone, Tirat Carmel 39032 Israel Tel.: 972-4-8550652, Fax: 972-4-8500297 Company Number: 513229708 Withheld Tax File: 910630953	URL: www.nilimedix.com

GENERAL TERMS AND CONDITIONS

1.	Any invoice raised in connection with this Purchase Order shall become due and payable within ^^ days from the date of invoice.
2.
The purchase price shall be in USD/Euro, as indicated on the Purchase Order. The price shall be inclusive of all taxes and levies, but shall be exclusive of V.A.T. The price will be firm and fixed and shall not be subject to any adjustment.

3.	The Supplier shall confirm the Purchase Order by signing the same and sending it to the Company, by email or fax, within two (2) working days of receiving it.
4.	The Supplier shall deliver the Products to the address set out in the Purchase Order.
5.	The Supplier shall supply the Products on or before the date stipulated on the Purchase Order.
6.
The Supplier shall be solely responsible for the quality of the Products, including without limitation packaging of the Products. Title and risk to the products shall pass according to Incoterms 2000 delivery terms, as specified in the Purchase Order.

7.
The Supplier warrants that the Products and parts thereof shall conform to the technical specifications set out in the Purchase Order and be free from all types of defect/failures. The Supplier shall correct any defects, malfunctions or non-conformances by repairing or replacing the relevant Products at any time during the lifetime of the Products.   The Supplier will promptly repair or replace defective Products and return such repaired or replaced Products to the Company, but in not event later than thirty (30) days after their receipt of such defective Products.

8.	The Supplier shall attach to any shipment all required certification, including without limitation, standards certificate, shipping certificate, COT, COA, COC, ERO1, etc).
9.	All documents and certifications attached to the Purchase Order shall be considered part of the Purchase Order.
10.	The terms and conditions set out above shall apply to all Products supplied by the Supplier.
11.	No change, modification or revision of this Purchase Order shall be effective unless agreed to in writing and signed by Company’s duly authorized representative or officer.
12.
The rights and obligations of the parties hereto will be governed by the substantive laws of the State of Israel, without giving effect to the conflict of laws provisions thereof. Any proceeding brought by a party arising out of, under or relating to any dispute relating to this Purchase Order shall be brought before the competent court in Tel Aviv, Israel.

13.
In the event of any discrepancy between these terms and conditions and any agreement in existence for the time being between the Company and the Supplier, such an agreement shall prevail over these terms and conditions.

If you need more information please let me know
Please, indicate the PO number on your delivery-note & invoice
Thx in advance for your cooperation,
Thanks & Best Regards
Oded Massa
Purchasing Manager

_____________________________

^^ Confidential Treatment Requested

22.

Medx-set LTD Address, City/State 39032 Tel.: 972-4-8550652, Fax: 972-4-8500297 Company Number: 514090257 Withheld Tax File: 910750587	E-mail: info@medx-set.com

To:	Order Date: 07/19/10 Print Date: 07/19/10

Purchase Order POXXXXX

Total Price	0.00
Tax	0.00
TOTAL	EUR 0.00

23.

Medx-set LTD Address, City/State 39032 Tel.: 972-4-8550652, Fax: 972-4-8500297 Company Number: 514090257 Withheld Tax File: 910750587	E-mail: info@medx-set.com

GENERAL TERMS AND CONDITIONS

1.	Any invoice raised in connection with this Purchase Order shall become due and payable within ^^ days from the date of invoice.
2.
The purchase price shall be in USD/Euro, as indicated on the Purchase Order. The price shall be inclusive of all taxes and levies, but shall be exclusive of V.A.T. The price will be firm and fixed and shall not be subject to any adjustment.

3.	The Supplier shall confirm the Purchase Order by signing the same and sending it to the Company, by email or fax, within two (2) working days of receiving it.
4.	The Supplier shall deliver the Products to the address set out in the Purchase Order.
5.	The Supplier shall supply the Products on or before the date stipulated on the Purchase Order.
6.
The Supplier shall be solely responsible for the quality of the Products, including without limitation packaging of the Products. Title and risk to the products shall pass according to Incoterms 2000 delivery terms, as specified in the Purchase Order.

7.
The Supplier warrants that the Products and parts thereof shall conform to the technical specifications set out in the Purchase Order and be free from all types of defect/failures. The Supplier shall correct any defects, malfunctions or non-conformances by repairing or replacing the relevant Products at any time during the lifetime of the Products.   The Supplier will promptly repair or replace defective Products and return such repaired or replaced Products to the Company, but in not event later than thirty (30) days after their receipt of such defective Products.

8.	The Supplier shall attach to any shipment all required certification, including without limitation, standards certificate, shipping certificate, COT, COA, COC, ERO1, etc).
9.	All documents and certifications attached to the Purchase Order shall be considered part of the Purchase Order.
10.	The terms and conditions set out above shall apply to all Products supplied by the Supplier.
11.	No change, modification or revision of this Purchase Order shall be effective unless agreed to in writing and signed by Company’s duly authorized representative or officer.
12.
The rights and obligations of the parties hereto will be governed by the substantive laws of the State of Israel, without giving effect to the conflict of laws provisions thereof. Any proceeding brought by a party arising out of, under or relating to any dispute relating to this Purchase Order shall be brought before the competent court in Tel Aviv, Israel.

13.
In the event of any discrepancy between these terms and conditions and any agreement in existence for the time being between the Company and the Supplier, such an agreement shall prevail over these terms and conditions.

If you need more information please let me know
Please, indicate the PO number on your delivery-note & invoice
Thx in advance for your cooperation,
Thanks & Best Regards
Oded Massa
Purchasing Manager
_____________________________
^^ Confidential Treatment Requested

24.

EXHIBIT 7.1

PURCHASE PRICE

Product	Price per Product
Consumables	^^
^^	^^
^^	^^
^^	^^
^^	^^
^^	^^
^^	^^
Sets	^^
^^	^^
^^	^^
^^	^^
^^	^^
^^	^^
^^	^^

_____________________________
^^ Confidential Treatment Requested

25.

EXHIBIT 8.3

CORRECTIVE ACTION PREVENTATIVE ACTION PROCEDURE

26.